East Bay Permanent Real Estate Cooperative, Inc.

1428 Franklin St

Oakland, CA, 94612

VIA EDGAR

September 25th, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Attn: Ron Alper

Re:	East Bay Permanent Real Estate Cooperative
Offering Statement on Form 1-A
File No. 024-11277

Dear Mr. Alper:

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, East Bay Permanent Real Estate Cooperative hereby respectfully requests that the above-referenced Offering Statement be declared qualified on September 29, 2020, at 5pm, or as soon thereafter as is reasonably practicable.

Should you have any questions or require any additional information with respect to this filing, please contact Ojan Mobedshahi, Treasurer of East Bay Permanent Real Estate Cooperative at (650)-743-6974.

Very truly yours,

/s/ Noni Session

Noni Session

Principal Executive Officer

Cc: Janelle Orsi, Esq.

The Sustainable Economies Law Center